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ATTENTION BUSINESS/TECHNOLOGY EDITORS:

MOTOROLA LICENSES CERTICOM'S ENCRYPTION TECHNOLOGY TO ENABLE SECURE M-COMMERCE

     Allows For Large Scale Deployment of Certicom's ECC Technology Across Motorola's Full Line of Wireless Products

     HAYWARD, CA., and SCHAUMBURG, IL., April 24 /CNW/ - Certicom, a leading provider of m-commerce security, and Motorola, Inc. (NYSE:MOT), a global leader in providing integrated communications solutions and embedded electronic solutions, today announced an alliance which will enable Motorola to utilize Certicom's elliptic curve cryptography (ECC) technology throughout its wireless product offerings. This includes all wireless devices -- pagers, mobile handsets, WAP-enabled phones -- as well as wireless network infrastructure components, such as WAP-based servers and other networking products. The agreement provides Motorola access to Certicom's extensive patent portfolio whose scope encompasses ECC and efficient m-commerce security.

     Today's announced alliance with Certicom is part of Motorola's strategy to deliver a world without wires, enabling secure m-commerce to a variety of devices over a wide range of wireless network technologies. The agreement provides for large-scale deployment of Certicom's high performance ECC within Motorola's leading wireless products and paves the way for the two companies to work together on the development and implementation of advanced security in future enhanced products.

     The agreement enables Motorola to use Certicom's industry-leading security products, such as WTLS Plus(TM) for WAP implementations and Security Builder(TM) cryptographic toolkit for a broad range of Motorola products. This will allow Motorola to deploy end-to-end secure wireless transactions over WAP and emerging technologies such as GPRS, as well as third generation (3G) wireless networks. Using Certicom's security technology, Motorola can provide m-commerce solutions for a broad range of customers, including carriers, financial institutions, and application service providers, across various platforms.

     "This agreement with Certicom, the leader in ECC wireless security technology, will enable us to provide the market with the secure mobile devices they demand for m-commerce transactions," said John Steadman, vice president of Business Development and Strategic Alliances for Motorola's Personal Networks Group. "Certicom has established products that deliver efficient, easy-to-implement solutions that will complement and enhance Motorola's market leading wireless solutions."

     Motorola's recently introduced portfolio of products designed to enable the wireless world includes WAP-enabled phones, two-way pagers, and WAP servers. This extension of Motorola's portfolio clearly reflects the market potential for the wireless Internet. The need for robust and efficient security is expected to be a key driver behind the success of this growing

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world of m-commerce.

     "Motorola is an established leader in the wireless communications world and we are excited to expand our relationship in order to deploy our trusted ECC security technology within their highly acclaimed products," said Rick Dalmazzi, president and CEO of Certicom. "We believe the adoption of ECC within the Motorola product line is a strong endorsement of the technology and the significant advantages it can offer leading m-commerce OEMs."

     About Elliptic Curve Cryptography

     Developed for a broad range of computing platforms and maximum interoperability, Certicom's Elliptic Curve Cryptography (ECC) technology enables strong, high performance security for many pieces of the computing infrastructure, including the new generation of small form-factor products such as handheld computers, pagers, cell phones and smart cards. Certicom's patented implementation of ECC technology provides a more efficient alternative to conventional public key cryptographic algorithms in many mobile and wireless environments, allowing for faster processing speed, reduced bandwidth usage and decreased battery requirements. These advantages make Certicom's ECC-based security technology particularly well suited to mobile devices that incorporate less powerful processors, such as handheld computing devices, Internet-enabled phones and two way pagers.

     About Motorola

     Motorola, Inc. (NYSE:MOT) is a global leader in providing integrated communications solutions and embedded electronic solutions. Sales in 1999 were $33.1 billion. For more information about Motorola, visit the Website at http://www.motorola.com.

     About Certicom

     Certicom is an encryption technology company specializing in security solutions for mobile computing and wireless data markets, including m-commerce. Major computing and communications companies such as Palm, Inc., BellSouth Wireless Data, Motorola, Pitney Bowes, and QUALCOMM incorporate Certicom's technology into electronic commerce software, wireless messaging applications, and smart cards. Certicom is a leading source for a complete range of OEM security products and services, including cryptographic toolkits, custom implementations, and security integration services and consulting. Certicom's worldwide sales and marketing operations are based in Hayward, California, with cryptographic research and product development in Toronto, Canada. For more information, visit Certicom's Web site at http://www.certicom.com.

     Certicom, Security Builder and WTLS Plus are registered trademarks of Certicom Corp. Motorola is a registered trademark of Motorola, Inc. All other companies and products listed herein are trademarks or registered trademarks of their respective holders.

     Except for historical information contained herein, this press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the acceptance of mobile and wireless devices and the continued growth of e-commerce and m-commerce (mobile e-commerce), the increase of the demand for mutual authentication in m-commerce transactions, the acceptance of Elliptic Curve Cryptography
     (ECC) technology as an industry standard, the market acceptance of our principle products and sales of our customer's products, the impact of competitive products and technologies, the possibility of our products infringing patents and other intellectual property of third parties, and costs of product development. Certicom will not update these forward looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect Certicom's financial results is included in the documents Certicom files from time to time with the Securities and Exchange Commission and Canadian securities regulatory authorities including Certicom's Registration Statement on Form F-10. %SEDAR: 00003865E

For further information: For Certicom: Lorraine Kauffman, Public Relations, Certicom Corp., (510) 780-5417, lkauffman@certicom.com; Jessica Johannes, Lutchansky Communications for Certicom, (408) 938-9050 x15, jessica@lcomm.com; For Motorola: Kathy Van Buskirk, Personal Networks Group, Motorola, Inc., (303) 447-0472, kathy.vanbuskirk@motorola.com; Sharen Santoski, Cunningham Communications, Inc., (617) 374-4252, ssantoski@ccipr.com